EXHIBIT 99.9

CordovaCann Corp.

Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

CordovaCann Corp.

Notice to Reader Issued by Management

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements.

May 30, 2024

2

CordovaCann Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited - Expressed in Canadian Dollars)

As at	Note	March 31, 2024 $	June 30, 2023 $
ASSETS
Current
Cash and cash equivalents		534,798	248,416
Restricted cash	6	-	171,405
Accounts receivable		60,023	47,202
Prepaid expenses and deposits		264,811	209,493
Inventory	7	921,882	919,481
Other deposit	8	-	52,960
Total current assets		1,781,514	1,648,957
Property and equipment, net	9	2,732,483	2,880,863
Right-of-use assets	10	2,056,772	2,395,049
Intangible assets	11	3,098,339	3,098,339
Licenses	12	117,060	240,498
Total assets		9,786,168	10,263,706
LIABILITIES
Current
Accounts payable and accrued liabilities		5,500,235	4,600,357
Mortgage payable	13	34,646	31,475
Income taxes payable		75,735	132,318
Contract liability	14	53,387	52,166
Harmonized sales tax payable		42,198	33,623
Lease liability	15	447,354	419,529
Convertible debentures	18	1,143,676	1,042,763
Promissory notes payable	16	1,610,366	1,569,253
Total current liabilities		8,907,597	7,881,484
Deferred tax liability		-	6,300
Mortgage payable	13	906,471	911,428
Contract liability	14	48,853	86,752
Lease liabilities	15	2,114,339	2,404,964
Total liabilities		11,977,260	11,290,928
SHAREHO LDERS' EQ UITY (DEFIC IENC Y)
Share capital	17	30,475,107	30,475,107
Contributed surplus		8,036,990	8,036,990
Accumulated deficit		(41,398,217)	(40,294,989)
Accumulated other comprehensive income		(53,106)	64,019
Total shareholders' equity (deficiency) attributable to CordovaCann C		(2,939,226)	(1,718,873)
Non-controlling interests		748,134	691,651
Total equity		(2,191,092)	(1,027,222)
Total liabilities and shareholders' equity		9,786,168	10,263,706

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 21)

Related party transactions (Note 22)

Approved on behalf of the Board:

“Dale Rasmussen”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

CordovaCann Corp. Condensed Interim Consolidated Statements of Operations and Comprehensive Loss For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

		Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	Note	March 31, 2024 $	March 31, 2023 $	March 31, 2024 $	March 31, 2023 $
Revenue		3,356,017	3,210,982	10,321,650	10,343,094
Cost of sales		(2,296,564)	(2,283,121)	(7,194,872)	(7,404,315)
Gross profit		1,059,453	927,861	3,126,778	2,938,779
Expenses
Consulting fees		161,683	227,708	539,933	781,812
Professional fees		56,298	8,665	75,677	46,519
Shareholders information services		58,023	49,700	176,849	159,911
Salaries and wages		452,763	557,119	1,414,017	1,857,517
Office and general		85,662	285,838	409,820	792,182
Depreciation	9	84,417	53,316	245,174	172,370
Amortization of right-of-use assets	10	111,804	195,196	378,653	583,892
Amortization of licenses	12	41,146	41,146	123,438	123,437
Leases and utilities		88,433	58,225	247,619	269,795
		1,140,229	1,476,913	3,611,180	4,787,435
Loss before other income (expense)		(80,776)	(549,052)	(484,402)	(1,848,656)
Interest expense	13,16,18	(60,955)	(124,881)	(183,548)	(487,402)
Interest on lease liability	15	(81,640)	(123,558)	(253,575)	(378,073)
Accretion expense	16,18	-	(14,578)	-	(28,817)
Foreign exchange gain (loss)		(28,702)	(351)	(24,425)	120,804
Other income		88,230	46,112	169,911	136,902
Loss before income tax recovery (expense)		(163,843)	(766,308)	(776,039)	(2,485,242)
Current		(51,895)	(20,500)	(148,600)	(26,220)
Deferred		-	3,780	6,300	11,340
Net loss		(215,738)	(783,028)	(918,339)	(2,500,122)
Net loss per share - basic and diluted		(0.00)	(0.01)	(0.01)	(0.02)
Weighted average number of outstanding common shares - basic and diluted		109,502,853	109,502,853	109,502,853	109,502,853
Net loss		(215,738)	(783,028)	(918,339)	(2,500,122)
Foreign exchange translation adjustment		(148,188)	72,959	(117,125)	12,576
Comprehensive loss		(363,926)	(710,069)	(1,035,464)	(2,487,546)
Net income (loss) attributable to:
CordovaCann Corp.		(281,700)	(780,522)	(1,103,228)	(2,522,638)
Non-controlling interests		65,962	(2,506)	184,889	22,516
Comprehensive income (loss) attributable
CordovaCann Corp.		(429,888)	(707,563)	(1,220,353)	(2,510,062)
Non-controlling interests		65,962	(2,506)	184,889	22,516

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

CordovaCann Corp. Condensed Interim Consolidated Statements of Changes in Equity (Deficiency) For the Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

	Note	Number of Common Shares #	Share Capital $	Contributed Surplus $	Equity Portion of Convertible Debentures $	Accumulated Deficit $	Accumulated Other Comprehensive Income $	Non-controlling interests $	Shareholders' Equity (Deficiency) $
Balance, June 30, 2022		109,502,853	30,475,107	8,036,990	689,645	(33,410,321)	70,073	724,893	6,586,387
Interest on convertible debentures	18	-	-	-	100,914	-	-	-	100,914
Foreign currency translation adjustment		-	-	-	-	-	12,576	-	12,576
Net income (loss) for the period		-	-	-	-	(2,522,638)	-	22,516	(2,500,122)
Balance, March 31, 2023		109,502,853	30,475,107	8,036,990	790,559	(35,932,959)	82,649	747,409	4,199,755

Balance, June 30, 2023		109,502,853	30,475,107	8,036,990	-	(40,294,989)	64,019	691,651	(1,027,222)
Foreign currency translation adjustment		-	-	-	-	-	(117,125)	-	(117,125)
Dividends paid to non-controlling interests	5(a)	-	-	-	-	-	-	(128,406)	(128,406)
Net income (loss) for the period		-	-	-	-	(1,103,228)	-	184,889	(918,339)
Balance, March 31, 2024		109,502,853	30,475,107	8,036,990	-	(41,398,217)	(53,106)	748,134	(2,191,092)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

CordovaCann Corp. Condensed Interim Consolidated Statements of Cash Flows For the Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

	March 31, 2024 $	March 31, 2023 $
Operating activities
Net loss for the period	(918,339)	(2,500,122)
Adjusted for non-cash items:
Income taxes	148,600	26,220
Depreciation	245,174	172,370
Amortization of right-of-use assets	378,653	583,892
Amortization of licenses	123,438	123,437
Interest expense	183,548	487,402
Interest on lease liability	253,575	378,073
Accretion expense	-	28,817
Foreign exchange gain	24,425	(120,804)
Deferred tax recovery	(6,300)	(11,340)
Changes in non-cash working capital items:
Accounts receivable	(12,821)	(9,461)
Prepaid expenses and deposits	(55,318)	3,886
Inventory	(2,401)	(192,179)
Accounts payable and accrued liabilities	830,079	570,278
Harmonized sales tax payable	8,575	42,650
Income taxes payable	(56,583)	(189,388)
Cash provided by (used in) operating activities	1,144,305	(606,269)
Investing activities
Additions to property and equipment	(37,559)	(645,012)
Advance to loan receivable	-	(141,800)
Cash used in investing activities	(37,559)	(786,812)
Financing activities
Repayment of promissory notes and mortgages payable	(23,863)	(135,440)
Proceeds from issuance of promissory notes	-	1,151,240
Payment of lease liabilities	(564,588)	(820,740)
Proceeds from other deposit	52,960	54,400
Payment of dividends to non-controlling interest shareholders	(128,406)	-
Cash provided by (used in) financing activities	(663,897)	249,460
Effect of exchange rate changes on cash	(327,872)	(57,216)
Net increase (decrease) in cash and cash equivalents	114,977	(1,200,837)
Cash and cash equivalents, beginning of period	419,821	1,748,476
Cash and cash equivalents, end of period	534,798	547,639
Cash and cash equivalents consist of:
Cash	534,798	202,098
Restricted cash	-	345,541

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (the “Company” or “CordovaCann” or “Cordova”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing, production and retail vertical markets of the cannabis industry. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $363,926 and $1,035,464, respectively (March 31, 2023 – $710,069 and $2,487,546, respectively) during the three and nine months ended March 31, 2024 and has a total accumulated deficit of $41,398,217 (June 30, 2023 – $40,294,989) as at March 31, 2024. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form until its operations become profitable and cash flow positive, however, there can be no assurances that the Company will achieve this. These condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PREPARATION

(a) Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the annual audited consolidated financial statements for the year ended June 30, 2023. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 30, 2024.

7

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(b) Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except biological assets which were measured at fair value. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

(c) Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars. The functional currency of the Company and its subsidiaries are detailed in Note 2(e) below.

Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

(d) Use of Estimates and Judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

8

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

(e) Basis of Consolidation

These condensed interim consolidated financial statements include those of the Company and its subsidiaries, which are the entities controlled by the Company. Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies:

Name of Subsidaries	Place of Incorporation	Ownership Interest	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars
Cordova MA Holdings, Inc.	Massachusetts, USA	100%	United States Dollars

9

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are synonymous with the significant accounting polices of the Company’s annual audited financial statements for the year ended June 30, 2023.

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company will make this assessment as required at the end of each reporting date.

Amendments to IAS 1: Covenants

The amendment clarifies how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendment applies retrospectively for annual periods beginning on or after January 1, 2024. Management will perform this assessment each reporting period as required and evaluate the potential impact of this standard on the Company’s consolidated financial statements.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these condensed interim consolidated financial statements is included in the following:

Determination of control

The control principle in IFRS 10 sets out the three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of those returns. Judgement is required in assessing these three elements and reaching a conclusion on obtaining of control of a business.

Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of these condensed interim consolidated financial statements.

10

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Impairment of long-lived assets

Assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Valuation of biological assets and inventory

Management is required to make a number of estimates in calculating the fair value of biological assets. These estimates include a number of assumptions including estimations of the stage of growth, pre-harvest and post-harvest costs, sales price and expected yields. Inventories of harvested finished goods and packaging materials are valued at the lower of cost or net realizable value. Management determines net realizable value, which is the estimated selling price less the estimated costs to completion, and the estimated selling costs. The Company estimates the net realizable value of inventories by using the most reliable evidence available at each reporting date. The future realization of these inventories may be different from estimated realization. A change to these assumptions could impact the Company's inventory valuation and gross profit from sales of inventories.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with goods and services received by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Useful lives of depreciable assets

The Company estimates the useful lives for an item of depreciable assets to its significant parts and depreciates separately each such part. Management reviews the useful lives of depreciable assets and their significant parts at each reporting date based on the expected utility of the assets to the Company. Actual results, however, may vary due to a variety of factors including technical obsolescence.

11

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Determination of purchase price allocations and contingent consideration

Judgements are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through the statement of operations and comprehensive loss.

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease. Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement, including lease term and discount rate. In determining the lease term to be recognized, Management considers all facts and circumstances that create an economic incentive to exercise an extension operation, or not to exercise a termination option. Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations are estimated using a discount rate that estimates the Company's specific incremental borrowing rate. The incremental borrowing rate represents the rate that the Company would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security, in a similar economic environment.

Valuation of convertible debentures

Judgement is made on the initial recognition of convertible debentures and the appropriate allocation into their equity and/or liability components at the date of issuance, in accordance with the substance of the contractual agreements. The conversion options require an estimation of the fair value of a similar liability that doesn’t have an associated equity component by using a suitable discount rate at initial recognition and each extension date. The carrying amount of the conversion options is then determined by deducting the fair value of the financial liability from the fair value of the convertible debenture as a whole. A convertible debenture for which the Company is able to avoid a contractual obligation to pay cash is classified as an equity instrument.

12

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

5. ACQUISITIONS

a) 2734158 Ontario Inc.

On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 Ontario not previously owned by Cordova (the “Additional Shares”). The total purchase price for the Additional Shares amounted to $305,267, of which $72,539 was paid on closing, and the remaining amounts will be paid as follows:

•	payment of $157,167 paid on the earlier of retail license approval of Cordova by the Alcohol and Gaming Commission of Ontario or January 15, 2021 (the “License Payment”);
•	payment of $36,269 on the date three months after the License Payment; and
•	payment of $39,292 on the date nine months after the License Payment

As Cordova previously controlled 273 Ontario with 50.1% ownership interest, this transaction resulted in a change to Cordova’s ownership stake and was accounted for as an equity transaction.

The $139,095 difference between the carrying value $166,172 for the non-controlling interests and the $305,267 consideration paid was recognized directly in deficit.

During the year ended June 30, 2021, the Company paid $72,539 on closing and the License Payment for total payments in the amount of $265,975. During the year ended June 30, 2022, the Company paid the remaining $39,292 outstanding. The total amount outstanding by the Company for the payment of the Additional Shares as at June 30, 2022 was $nil (2021 - $39,292).

During the year ended June 30, 2022, 273 Ontario paid dividends in the amount of $87,831. Of the $87,831 paid, $34,737 was paid to the non-controlling interest shareholders of 273 Ontario.

During the three and nine months ended March 31, 2024, 273 Ontario paid dividends in the amount of $325,000 and $376,247, respectively, of which $128,538 and $148,806, respectively, was paid to the non-controlling interest shareholders of 273 Ontario.

6. RESTRICTED CASH

Restricted cash relates to an amount held in an escrow account by the buyer of the Oregon Property (the “Escrow Account”). The amount held in the Escrow Account is non-interest bearing and restricted for the completion of the buildout of the Oregon Property (Note 9). During the nine months ended March 31, 2024, withdrawals from the Escrow Account amounted to $171,405 (US $129,460) (June 30, 2023 – $862,245 (US $673,040)) which were related to the buildout of the Oregon Property and payment of the rent associated with the Oregon Property. The balance as at March 31, 2024 amounted to $nil (June 30, 2023 – $171,405 (US $129,460)).

7. INVENTORY

The Company’s inventory includes purchased products. The Company’s purchased inventory during the three and nine months ended March 31, 2024 amounted to $2,296,564 and $7,194,872, respectfully (March 31, 2023 – $2,283,121 and $7,404,315, respectfully). The Company’s inventory as at March 31, 2024 amounted to $921,882 (June 30, 2023 – $919,481).

13

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

8. OTHER DEPOSIT

On November 7, 2019, the Company advanced CDN $408,840 (US $300,000) to a non-arm’s length party in exchange for Promissory Note C (the “Joint Forces Deposit”).

On October 12, 2020, the Company entered into a settlement agreement (the “Settlement”), settling the outstanding Joint Forces Deposit for a payment term over 2 years for a total of $460,626 (US $338,000). Accordingly, the Joint Forces Deposit was determined to be a financial instrument and recorded at amortized cost. The initial carrying amount of the financial asset was determined by discounting the stream of future payments of interest and principal at a market interest rate of 8% which is estimated to be the lending rate available to the Company for similar instruments.

The Company received the entirety of the joint forces deposit and accumulated interest of $31,413 which has been recorded as other income in the condensed interim consolidated statements of operations and comprehensive loss.

The outstanding balance of the Joint Forces Deposit amounted to $nil as at March 31, 2024 (June 30, 2023 –$52,960).

9. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Land $	Building $	Leasehold improvements $	Machinery and equipment $	Computer equipment $	Furniture and fixtures $	Total $
Cost
As at June 30, 2022	403,226	1,045,735	1,950,551	318,457	151,979	411,492	4,281,440
Additions	-	7,773	749,917	-	-	4,247	761,937
Disposals	-	-	-	-	-	-	-
Translation adjustment	27,524	28,637	(102,061)	8,749	9,101	38,239	10,189
Impairment charge	-	-	(1,320,102)	-	(26,308)	(21,030)	(1,367,440)
As at June 30, 2023	430,750	1,082,145	1,278,305	327,206	134,772	432,948	3,686,126
Additions	-	-	37,559	-	-	-	37,559
Disposals	-	-	-	-	-	-	-
Translation adjustment	10,086	25,337	4,961	-	-	-	40,384
As at March 31, 2024	440,836	1,107,482	1,320,825	327,206	134,772	432,948	3,764,069
Accumulated depreciation As at June 30, 2022	-	(67,289)	(504,557)	(67,134)	(79,359)	(123,396)	(841,735)
Depreciation	-	(43,488)	(119,040)	(74,816)	(33,702)	(74,049)	(345,095)
Impairment charge	-	-	336,418	-	485	-	336,903
Translation adjustment	-	(1,337)	-	21,926	(3,260)	27,335	44,664
As at June 30, 2023	-	(112,114)	(287,179)	(120,024)	(115,836)	(170,110)	(805,263)
Depreciation	-	(32,884)	(89,280)	(56,572)	(10,764)	(55,674)	(245,174)
Impairment charge	-	-	-	-	-		-
Translation adjustment	-	10,353	-	8,498	-	-	18,851
As at March 31, 2024	-	(134,645)	(376,459)	(168,098)	(126,600)	(225,784)	(1,031,586)
Net book value ($)
At at June 30, 2022	403,226	978,446	1,445,994	251,323	72,620	288,096	3,439,705
As at June 30, 2023	430,750	970,031	991,126	207,182	18,936	262,838	2,880,863
As at March 31, 2024	440,836	972,837	944,366	159,108	8,172	207,164	2,732,483

14

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

9. PROPERTY AND EQUIPMENT, NET (continued)

During the three and nine months ended March 31, 2024, the Company incurred a depreciation expense in the amount of $84,417 and $245,174, respectively (March 31, 2023 – $53,316 and $172,370, respectively).

Impairment

During the year ended June 30, 2023, the Company incurred an impairment expense in the amount of $1,030,537 in relation to its leasehold improvements, machinery and equipment, computer equipment, and furniture and fixtures in relation to the closure of its retail locations in Western Canada. There was no impairment charge during the three and nine months ended March 31, 2024.

10. RIGHT-OF-USE ASSETS

$
Balance, June 30, 2022	4,451,385
Additions during the year	-
Depreciation for the year	(694,730)
Impairment	(1,416,691)
Foreign exchange translation	55,085
Balance, June 30, 2023	2,395,049
Additions during the period	-
Depreciation for the period	(378,653)
Foreign exchange translation	40,376
Balance, March 31, 2024	2,056,772

Leased properties are amortized over the terms of their respective leases.

During the year ended June 30, 2023, the Company closed its retail store locations in Western Canada and accordingly, existing long-term leases were terminated. The Company recorded impairment of $1,416,691 for the terminated right-of-use assets along with a forgiveness of lease liability in the amount of $1,598,497 (Note 15) and resulted a gain of $181,806 from impairment of right-of-use assets and extinguishment of lease liabilities. The Company wrote off the related lease deposits at amount of $129,680 as well and resulted a net gain of $52,126 from termination of leases. No such transactions occurred during the three and nine months ended March 31, 2024.

11. INTANGIBLE ASSETS

The Company’s intangible assets relates to the brand name acquired from Star Buds International Inc. As this intangible asset was determined to be an indefinite life intangible asset, no amortization has been recorded.

No impairment was recorded in relation to the intangible asset – Starbuds trade name during the nine months ended March 31, 2024 and 2023.

During the year ended June 30, 2023, impairment in the amount of $2,145,628 was recorded in relation to the intangible asset – Starbuds trade name as a result of the closure of its retail store locations in Western Canada.

15

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

12. LICENSES

$
Cost
As at June 30, 2022	710,911
Additions (disposals)	-
As at June 30, 2023	710,911
Additions (disposals)	-
As at March 31, 2024	710,911
Accumulated amortization
As at June 30, 2022	(305,831)
Amortization	(164,582)
As at June 30, 2023	(470,413)
Amortization	(123,438)
As at March 31, 2024	(593,851)
Net book value ($)
As at June 30, 2023	240,498
As at March 31, 2024	117,060

During the three and nine months ended March 31, 2024, amortization expense in relation to these licenses amounted to $41,146 and $123,438, respectively (March 31, 2023 – $41,146 and $123,437, respectively).

13. MORTGAGE PAYABLE

Washington Mortgage

On February 26, 2021, the Company assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

On November 1, 2022, the Company refinancing the existing Washing Mortgage for an aggregate amount of US $725,000, less a US $7,500 interest reserve amount (the “Washington Refinance”). As a result of financing and administrative costs incurred in relation to the Washington Refinancing, along with the payment of the previous outstanding Washington Mortgage, there were no additional cash proceeds received. The refinanced Washington Mortgage has a maturity date of five years from the date of refinancing and bears interest at 9.75% for the first two years, with interest escalators in subsequent years.

As at March 31, 2024, the amount outstanding under the Washington Mortgage amounted to $941,117 (June 30, 2023 – $942,903). During the nine months ended March 31, 2024, the current portion of the Washington Mortgage amounted to $34,646 (June 30, 2023 – $31,475) and the long-term amounted to $906,471 (June 30, 2023 – $911,428). Total interest expense in relation to the Washington Mortgage amounted to $22,999 and $69,611, respectively, during the three and nine months ended March 31, 2024 (March 31, 2023 – $41,880 and $183,583, respectively).

16

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

14. CONTRACT LIABILITY

The Company’s contract liability is deferred revenue which relates to revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) which amounted to $102,240 (June 30, 2023 – $138,918) as at March 31, 2024. Details of the Company’s contract liability is noted as follows:

	March 31, 2024	June 30, 2023
Opening balance	$138,918	$185,696
Additions	-	-
Changes in exchange rates	3,042	5,457
Revenue recognized from contract liability	(39,720)	(52,325)
Ending balance	$102,240	$138,918
Current portion	$53,387	$52,166
Long-term portion	48,853	86,752

15. LEASE LIABILITIES

The following table represents the lease obligations for the Company as at March 31, 2024:

$
Balance, June 30, 2022	4,913,979
Additions during the year	-
Interest expense	473,136
Lease payments	(1,023,517)
Extinguishment of the lease liability	(1,598,497)
Foreign exchange translation	59,392
Balance, June 30, 2023	2,824,493
Additions during the period	-
Interest expense	253,575
Lease payments	(564,588)
Foreign exchange translation	48,213
Balance, March 31, 2024	2,561,693

Allocated as:

	March 31, 2024	June 30, 2023
	$	$
Current	447,354	419,529
Long-term	2,114,339	2,404,964
Total	2,561,693	2,824,493

17

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

15. LEASE LIABILITIES (continued)

The following table presents the contractual undiscounted cash flows for lease obligations as at March 31, 2024:

$
Less than one year	742,965
One to five years	1,906,204
More than five years	1,176,530
Total undiscounted lease obligation	3,825,699

16. PROMISSORY NOTES PAYABLE

Promissory Note C – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note C-1”) in the principal amount of $527,967. The Promissory Note C-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note C-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-2”) in the principal amount of $225,000. The Promissory Note C-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note C-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-3”) in the principal amount of $196,832. The Promissory Note C-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note C-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at March 31, 2024, the value of these promissory notes amounted to $384,091 (June 30, 2023 – $371,033). Interest and accretion in the amount of $4,353 and $nil, respectively, and $13,058 and $nil, respectively (March 31, 2024 – $4,237 and $8,682, respectively, and $8,708 and $17,183, respectively) was recorded during the three and nine months ended March 31, 2024. These promissory notes post maturity and are in default.

18

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

16. PROMISSORY NOTES PAYABLE (continued)

As at March 31, 2024, the Company had the following short-term promissory notes to certain arm's-length parties:

Demand Notes 2023

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023 $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the three and nine months ended March 31, 2024.

As at March 31, 2024, the outstanding principal amount of the 2023 Demand Notes amounted to $1,084,000 (US $800,000) (June 30, 2023 – $1,059,200 (US $800,000)) and the outstanding accrued interest amounted to $142,475 (US $105,000) (June 30, 2023 – $139,020 (US $105,000)).

Included in the aggregate amount of 2023 Demand Notes issued during the year ended June 30, 2023 is the principal amount of $135,500 (US $100,000) and accrued interest of $20,325 (US $15,000) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

17. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares.

During the nine months ended March 31, 2024 and year ended June 30, 2023, the Company did not have any common share transactions.

19

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

18. CONVERTIBLE DEBENTURES

a)Convertible Debentures Series A-4 – March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-4”) of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-4 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-4”) and 1,000 common share purchase warrants (the “Warrants of Series A-4”) of the Company. The Debentures of Series A-4 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-3 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-4 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-4 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-4 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

The Debenture Units of Series A-4 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to the Debenture Units of Series A-4 are added to the equity portion of convertible debt as accrued.

On May 31, 2022, the Debenture Units of Series A-4 were converted into the Convertible Debentures Series A-5 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-5. As a result of the transfer, a loss in the amount of $99,635 was recorded.

b) Convertible Debentures Series A-5 – May 30, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-5”) of the Company for gross proceeds of $897,000 with annual interest rate of 15% and maturity on May 30, 2023.

Each Debenture Unit of Series A-5 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-5”) and 1,000 common share purchase warrants (the “Warrants of Series A-5”) of the Company. The Debentures of Series A-5 matured on May 30, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-5 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share.

20

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

18. CONVERTIBLE DEBENTURES (continued)

The Company had the option to force conversion of the Debentures of Series A-5 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-5 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-5 entitles the holder to purchase one common share of the Company until May 30, 2024 at an exercise price of $1.25 per share.

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-4 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-4 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-5. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-4. The remaining $448,500 pertained to a settlement of outstanding Demand Loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

At initial recognition, the Debenture Units of Series A-5 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-5 are added to the equity portion of convertible debt as accrued.

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-5. As a result of the non-exercise of the conversion option, the Company’s Debenture Units of Series A-5 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest. Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

During the three and nine months ended March 31, 2024, interest in the amount of $33,638 and $100,913 (March 31, 2023 – $33,638 and $100,914 respectively) was recorded in relation to the outstanding convertible debentures. As at March 31, 2024, the outstanding principal amount of the convertible debentures amounted to $897,000 (June 30, 2023 – $897,000) and the outstanding accrued interest amounted to $246,676 (June 30, 2023 – $145,763).

19. OPTIONS

On November 22, 2018, the Company’s shareholders approved and the Company adopted a rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

21

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

19. OPTIONS (continued)

As at March 31, 2024 and June 30, 2023, there were no stock options issued and outstanding. During the year ended June 30, 2023, 5,100,000 stock options expired, unexercised.

During the nine months ended March 31, 2024 and 2023, the Company expensed $nil of the fair value of the stock options.

20. WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2022	21,677,379	0.65	1.00
Issued	-	-	-
Exercised	-	-	-
Expired	(11,580,000)	0.40	-
June 30, 2023	10,097,379	0.65	0.58
Issued	-	-	-
Exercised	-	-	-
Expired	(3,379,379)	0.45	-
March 31, 2024	6,718,000	1.25	0.05

During the nine months ended March 31, 2024, 3,379,379 common share purchase warrants expired, unexercised. During the year ended June 30, 2023, 11,580,000 common share purchase warrants expired, unexercised. There were no common share purchase warrants issued during the nine months ended March 31, 2024 and year ended June 30, 2023.

21. COMMITMENTS AND CONTINGENCIES

(a) Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

(b) Contingencies

During the nine months ended March 31, 2024, the Company was identified as a defendant along with three other defendants (the “Other Defendants”) to a complaint in the Orange County Superior Court of California and for the State of California (the “Complaint”). The Complaint contains five causes of actions by the plaintiff (the “Plaintiff”), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants.

22

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

21. COMMITMENTS AND CONTINGENCIES (continued)

The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint. The Company intends on defending this Complaint to the extent that a liability is imposed on the Company for the replacement of the equipment or for the monetary damages imposed on the Other Defendants. As at the date of these condensed interim consolidated financial statements, it is premature, and not practical, to determine whether or not there will be any outflow and, if so, the amount of that outflow. Accordingly, no provisions have been made on the Company’s condensed interim consolidated financial statements of position with respect to the Complaint.

22. RELATED PARTY TRANSACTIONS

Related party transactions as at and for the three and nine months ended March 31, 2024 and 2023 and the balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are as follows:

a)

During the three and nine months ended March 31, 2024, the Company expensed $184,083 and $549,633, respectively (March 31, 2023 – $174,000 and $504,000, respectively), in fees payable to officers and directors of the Company and its subsidiaries, and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at March 31, 2024, the Company had fees payable to officers and directors of the Company of $3,064,649 (June 30, 2023 – $2,467,695).

23. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3: inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, restricted cash, accounts receivable, promissory notes payable, mortgage payable and accounts payable and accrued liabilities approximate their carrying value due to the relatively short-term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2024:

23

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

23. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Credit Risk

The Company's maximum exposure to credit risk, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties, totals the carrying amount of these assets as stated in the condensed interim consolidated statements of financial position. The Company's principal financial assets are cash, restricted investments and accounts receivable, which represent the Company's exposure to credit risk in relation to financial assets. The credit risk on cash and restricted investments is mitigated by transacting with banks with high credit ratings assigned by international credit-rating agencies. An allowance for expected credit losses is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information when necessary.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

As at March 31, 2024, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at March 31, 2024, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investments in other listed public companies, and therefore it is not subject to any significant stock market price risk.

24

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended March 31, 2024 and 2023 (Unaudited - Expressed in Canadian Dollars)

24. CAPITAL MANAGEMENT

The Company’s definition of capital includes all components of shareholders’ equity (deficiency) excluding non-controlling interest. As at March 31, 2024, the Company’s shareholders’ deficiency amounted to $2,939,226 (June 30, 2023 – $1,718,873). The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s ability to continue as a going concern; and

(ii)	to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, and the Company’s short-term and long-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

25. COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the condensed interim consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

25

CordovaCann Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2024

Prepared as at May 30, 2024

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Index

Overview	3
Business Overview	3
Key Transaction Summaries	4

Business Plan and Strategy	4
Current Business Plan and Strategy	4
Current Outlook	5
Selected Financings	5
Number of Common Shares	5

Results of Operations	6
Quarterly Financial Results	6
Results of Operations	6

Liquidity and Capital Resources	10
Working Capital	10
Financings	11
Key Contractual Obligations	16
Off Balance Sheet Arrangements	16

Transactions with Related Parties	16

Financial and Derivative Instruments	17

Critical Accounting Policies	17

Evaluation of Disclosure Controls and Procedures	23

Business Environment	23

Public Securities Filings	24

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Management’s Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. for the three and nine months ended March 31, 2024 should be read in conjunction with the condensed interim consolidated financial statements for the three and nine months ended March 31, 2024. The Company’s financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise. This management discussion and analysis is prepared by management as at May 30, 2024.

In this report, the words “us”, “we” “our”, the “Company” and “CordovaCann” have the same meaning unless otherwise stated and refer to CordovaCann Corp. and its subsidiaries.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects the Company’s current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by the Company’s forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	lack of substantial operating history;
•	the impact of competition; and
•	the enforceability of legal rights.

Important factors that could cause the actual results to differ materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” above. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

2 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Overview

Business Overview

CordovaCann Corp. (formerly, LiveReel Media Corporation) (the “Company” or “CordovaCann” or “Cordova”) is headquartered in Toronto, Canada and specializes in identifying, funding, developing and managing operations throughout the cannabis value chain. The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi-jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario and Manitoba. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

The Company has the following three-pronged strategy to approach the cannabis marketplace:

Retail

The Company’s retail business in Canada now has 11 stores across two provinces and it is looking to establish a footprint in the United States. The Company’s current stores have compelling store unit economics, where stores are quickly profitable and have an investment payback of twelve months or less after opening. Cordova primarily targets markets where the stores become part of the fabric of the communities around them, thus creating a loyal customer base for its stores. Over fiscal 2023, the Company closed down unprofitable stores and is focusing on growing in profitable markets going forward. The Company continues to pursue successful one-off retailers and small chains at valuations that are very accretive to the base.

White Label Manufacturing

The Company is focused on establishing white-label manufacturing of cannabis products to aid in the geographic proliferation of strong cannabis brands. Cordova plans on partnering with the best brands in its jurisdictions to lower the cost of production and accelerate the time to additional markets. Outsourcing manufacturing allows brands to focus on increasing audience size and share, while still dictating the production process. Cordova plans to attract these brands via its geographically diversified production facilities, which will enable brands to enter multiple new states at once.

Niche Cannabis Brands

The third key sector of focus for Cordova is developing or acquiring niche brands that have cult-like followings that can be introduced to new markets. Most significant cannabis brands have neglected the opportunity to expand geographically. The potential to create national brands is expected to accelerate with the anticipated upcoming federal legalization and Cordova has the ability to leverage investments in white label manufacturing and larger retail chains to drive brand awareness and increase brand profitability.

3 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Key Transaction Summaries

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction was subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $265,975 was paid during the year end June 30, 2021 and the remainder $39,292 was paid during the three months ending March 31, 2022.

Business Plan and Strategy

Current Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a global industry leader. The Company is building and acquiring leading cannabis retail, processing and production operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal, regulated medical, and/or recreational cannabis industries. The Company is focused on expanding its retail footprint, investing and scaling its branded product portfolio, and leveraging excess capacity for white label manufacturing. The Company intends to leverage its low-cost infrastructure, administrative support, and move toward vertical integration in key markets to establish a global multi-jurisdictional platform.

CordovaCann continues to work with knowledgeable cannabis operators and over the next twelve months, the Company is focused on growing its retail operations in both Canada and the United States. It is also working to expand the throughput of its wholesale operations as well as launch branded products in its U.S. markets. Moving forward, the Company will also seek to enter additional key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms and allow these clients and prospective clients to gain access to our distribution channels to generate additional revenue for the Company.

4 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

CordovaCann’s long-term focus is to continue expanding its reach into additional legal markets, and the Company expects to organically build and acquire cannabis producers, processors and retailers globally. The Company continues to develop and acquire additional operations and products and broaden its channels for distribution.

Current Outlook

Management continues to take an active approach to examining business opportunities in the cannabis industry that could enhance shareholder value. The focus in the near term is to continue to grow its retail operations in Canada where the Company has established a presence in the Provinces of Ontario and Manitoba. The Company is expecting to grow its retail operations both through development of new stores as well as looking for acquisition opportunities in strategic markets.

CordovaCann is also focussing on growing its presence in the United States. Along with its growing operations in Oregon and Washington the Company is actively pursuing new opportunities in additional states to add to its portfolio, with its goal of having vertically integrated operations in key global cannabis markets.

Selected Financings

On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of US $0.31 per unit for gross proceeds of $2,104,246 (US $1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance.

On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt.

On February 19, 2021, the Company issued 6,117,721 common shares of the Company for gross proceeds of $1,976,870; of which $1,380,300 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

Number of Common Shares

There were 109,502,853 Common Shares issued and outstanding as at March 31, 2024 and 109,502,853 common shares issued and outstanding as at the date of this report. There were no stock options issued and outstanding as at March 31, 2024 and no stock options issued and outstanding as at the date of this report. There were 6,718,000 share purchase warrants issued and outstanding as at March 31, 2024, which expired prior to the date of this report.

5 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Results of Operations

Quarterly Financial Results

The following table summarizes financial information for the 3rd quarter of fiscal 2024 and the preceding seven quarters:

Quarter Ended	Mar 31,2024 $	Dec 31,2023 $	Sep 30,2023 $	Jun 30,2023 $	Mar 31,2023 $	Dec 31,2022 $	Sep 30,2022 $	Jun 30,2022 $
Revenue	3,356,017	3,464,311	3,501,322	3,251,612	3,210,982	3,436,399	3,695,713	2,941,888
Net loss from continuing operations	(215,378)	(321,277)	(381,324)	(4,417,788)	(783,028)	(982,607)	(734,487)	(1,674,608)
Net loss per share – basic and diluted	(0.00)	(0.00)	(0.00)	(0.04)	(0.01)	(0.01)	(0.01)	(0.01)

Results of Operations

	Three Months Ended March 31, 2024 $	Three Months Ended March 31, 2023 $	Nine Months Ended March 31, 2024 $	Nine Months Ended March 31, 2023 $
Revenue	3,356,017	3,210,982	10,321,650	10,343,094
Cost of sales	(2,296,564)	(2,283,121)	(7,194,872)	(7,404,315)
Gross profit	1,059,453	927,861	3,126,778	2,938,779
Expenses	1,140,229	1,476,913	3,611,180	4,787,435
Other expense	(83,067)	(217,256)	(291,637)	(636,586)
Income tax recovery (expense)	(51,895)	(16,720)	(142,300)	(14,880)
Net loss for the period	(215,738)	(783,028)	(918,339)	(2,500,122)
Net loss per share	(0.00)	(0.01)	(0.01)	(0.02)

Revenue

Revenue for the three and nine months ended March 31, 2024 amounted to $3,356,017 and $10,321,650, respectively, as compared to $3,210,982 and $10,343,094, respectively for the three and nine months ended March 31, 2023. Revenue is primarily related to the cannabis retail operations of the Company in the provinces of Ontario and Manitoba. The increase in the Company's revenue quarter over quarter, despite the closures of the Western Canada stores, was due to the increase in same store sales in its Ontario and Manitoba locations. The Company's revenue for the nine months ended March 31, 2024 has remained relatively stable from the comparative period due to the considerable growth in the Ontario retail stores.

Cost of Sales and Gross Margin

Cost of sales for the three and nine months ended March 31, 2024 amounted to $2,296,564 and $7,194,872, respectively, as compared to $2,283,121 and $7,404,315, respectively for the three and nine months ended March 31, 2023 and gross margin for the three and nine months ended March 31, 2024 amounted to$1,059,453 and $3,126,778, respectively, as compared to $927,861 and $2,938,779, respectively for the three and nine months ended March 31, 2023. The cost of goods sold and respective gross margin was primarily related to its retail operations in Canada. The slight increase in gross margin is due to the closure of its unprofitable stores in Western Canada as discussed above, which resulted in a positive impact on the Company’s gross margin and overall operations along with the growth in margin from the Ontario retail stores.

6 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Operating Expenses

The Company incurred the following operating expenses during the three and nine months ended March 31, 2024 and 2023:

	Three Months Ended March 31, 2024 $	Three Months Ended March 31, 2023 $	Nine Months Ended March 31, 2024 $	Nine Months Ended March 31, 2023 $
Consulting fees	161,683	227,708	539,933	781,812
Professional fees	56,298	8,665	75,677	46,519
Shareholders information services	58,023	49,700	176,849	159,911
Salaries and wages	452,763	557,119	1,414,017	1,857,517
Office and general	85,662	285,838	409,820	792,182
Depreciation	84,417	53,316	245,174	172,370
Amortization of right-of-use assets	111,804	195,196	378,653	583,892
Amortization of licenses	41,146	41,146	123,438	123,437
Leases and utilities	88,433	58,225	247,619	269,795
	1,140,229	1,476,913	3,611,180	4,787,435

The overall analysis of the key expenses above is as follows:

Consulting fees

Consulting fees for the three and nine months ended March 31, 2024 amounted to $161,683 and $539,933, respectively, as compared to $227,708 and $781,812, respectively for the three and nine months ended March 31, 2023. Consulting fees relates to fees accrued for the officers of the Company and other consultants that support the Company. The decrease in consulting fees is due to reduced number of consultants employed during the period ended March 31, 2024 in comparison to the comparable period in prior year.

Professional fees

Professional fees for the three and nine months ended March 31, 2024 amounted to $56,298 and $75,677, respectively, as compared to $8,665 and $46,519, respectively for the three and nine months ended March 31, 2023. Professional fees for during the respective periods comprised of audit and legal fees associated with the Company’s compliance costs as a public entity.

Shareholder information services

Shareholders information services for the three and nine months ended March 31, 2024 amounted to $58,023 and $176,849, respectively, as compared to $49,700 and $159,911, respectively for the three and nine months ended March 31, 2023. Shareholder information services during the respective periods include director fees, transfer agent fees, other filing fees and investor relation services.

7 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Salaries and wages

Salaries and wages for the three and nine months ended March 31, 2024 amounted to $452,763 and $1,414,017, respectively, as compared to $557,119 and $1,857,517, respectively for the three and nine months ended March 31, 2023. The salaries and wages expenses are primarily related to the employees hired for the Company’s retail cannabis operations and the reduction in the expense is due to decreased labour costs associated with the closure of the retail store operations in Western Canada.

Office and general

Office and general for the three and nine months ended March 31, 2024 amounted to $85,662 and $409,820, respectively, as compared to $285,838 and $792,182, respectively for the three and nine months ended March 31, 2023. Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants along with merchant fees associated with its retail operations.

Depreciation

Depreciation for the three and nine months ended March 31, 2024 amounted to $84,417 and $245,174, respectively, as compared to $53,316 and $172,370, respectively for the three and nine months ended March 31, 2023. Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores. The increase is due to depreciation on the Company’s property in Washington.

Amortization of right-of-use assets

Amortization of right-of-use assets for the three and nine months ended March 31, 2024 amounted to $111,804 and $378,653, respectively, as compared to $195,196 and $583,892, respectively for the three and nine months ended March 31, 2023. Amortization relates to the Company’s retail leases entered into for its Ontario, Manitoba and Oregon locations. The decrease is due to the write-offs of right-of-use assets during the year ended June 30, 2023 as discussed above.

Amortization of licenses

Amortization of licenses for the three and nine months ended March 31, 2024 amounted to $41,146 and $123,438, respectively, as compared to $41,146 and $123,437, respectively for the three and nine months ended March 31, 2023. Amortization of licenses relates to the amortization of retail cannabis licenses acquired in the prior fiscal periods.

Leases and utilities

Leases and utilities for the three and nine months ended March 31, 2024 amounted to $88,433 and $247,619, respectively, as compared to $58,225 and $269,795, respectively for the three and nine months ended March 31, 2023. Lease and utilities expenses are related to the Company’s retail platforms.

8 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Other Income and Expenses

The overall analysis of other income/expenses is as follows:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2024 $	March 31, 2023 $	March 31, 2024 $	March 31, 2023 $
Interest expenses	(60,955)	(124,881)	(183,548)	(487,402)
Interest on lease liability	(81,640)	(123,558)	(253,575)	(378,073)
Accretion expense	-	(14,578)	-	(28,817)
Foreign exchange gain (loss)	(28,702)	(351)	(24,425)	120,804
Other income	88,230	46,112	169,911	136,902
	(83,067)	(217,256)	(291,637)	(636,586)

Interest expenses

Interest expenses for the three and nine months ended March 31, 2024 amounted to $60,955 and $183,548, respectively, as compared to $124,881 and $487,402, respectively for the three and nine months ended March 31, 2023. Interest expense during the respective periods was primarily in relation to convertible debentures, promissory notes and mortgages issued.

Interest on lease liability

Interest on lease liability for the three and nine months ended March 31, 2024 amounted to $81,640 and $253,575, respectively, as compared to $123,558 and $378,073, respectively for the three and nine months ended March 31, 2023. Interest on lease liability relates primary to the Company’s Canadian leases in Ontario and Manitoba and its United States lease in Oregon. The decrease in interest on lease liability during the three and nine months ended March 31, 2024 is due to the closure of the Company’s leased locations in Western Canada.

Accretion expense

Accretion expense for the three and nine months ended March 31, 2024 amounted to $nil and $nil, respectively, as compared to $14,578 and $28,817, respectively for the three and nine months ended March 31, 2023. Accretion expense relates to the accreted interest on promissory notes. The decrease in accretion expense is due the repayment and maturity of these promissory notes during the year ended June 30, 2023.

Foreign exchange gain (loss)

Foreign exchange gain (loss) for the three and nine months ended March 31, 2024 amounted to ($28,702) and ($24,425), respectively, as compared to ($351) and $120,804, respectively for the three and nine months ended March 31, 2023. The foreign exchange gains during the respective periods were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Other income

Other income for the three and nine months ended March 31, 2024 amounted to $88,230 and $169,911, respectively, as compared to $46,112 and $136,902, respectively for the three and nine months ended March 31, 2023. Other income is related to rental of the Company’s Washington property and miscellaneous revenue earned from the operations..

9 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Liquidity and Capital Resources

Working Capital

As at March 31, 2024, the Company had total assets of $9,786,168 (June 30, 2023 - $10,263,706) consisting of the following:

	March 31, 2024 $	June 30, 2023 $
ASSETS
Current
Cash and cash equivalents	534,798	248,416
Restricted cash	-	171,405
Accounts receivable	60,023	47,202
Prepaid expenses and deposits	264,811	209,493
Inventory	921,882	919,481
Other deposit - current portion	-	52,960
Total current assets	1,781,514	1,648,957
Property and equipment, net	2,732,483	2,880,863
Right-of-use assets	2,056,772	2,395,049
Intangible assets	3,098,339	3,098,339
Licenses	117,060	240,498
Total assets	9,786,168	10,263,706

The decrease in total assets from the comparative periods was primarily a result of an ongoing changes in working capital and expected amortization and depreciation of assets during the period.

As at March 31, 2024, the Company had total liabilities of $11,977,260 (June 30, 2023 - $11,290,928) consisting of the following:

	March 31, 2024 $	June 30, 2023 $
LIABILITIES
Current
Accounts payable and accrued liabilities	5,500,235	4,600,357
Mortgage payable	34,646	31,475
Income taxes payable	75,735	132,318
Contract liability	53,387	52,166
Harmonized sales tax payable	42,198	33,623
Lease liability	447,354	419,529
Convertible debentures	1,143,676	1,042,763
Promissory notes payable	1,610,366	1,569,253
Total current liabilities	8,907,597	7,881,484
Deferred tax liability	-	6,300
Mortgage payable	906,471	911,428
Contract liability	48,853	86,752
Lease liability	2,114,339	2,404,964
Total liabilities	11,977,260	11,290,928

The increase in liabilities during the comparative periods was primarily related to the increase in accounts payable and accrued liabilities, which is mainly related to timing and active management of such liabilities.

10 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

As at March 31, 2024, the Company had a working capital deficiency of $7,126,083 as compared to a working capital deficiency of $6,232,527 as at June 30, 2023. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Provided by (Used in) Operating Activities

During the nine months ended March 31, 2024, the operating activities provided cash in the amount of $1,144,305 as compared to cash used in operating activities in the amount of $606,269 during the nine months ended March 31, 2023 due to the reasons discussed above.

Cash Provided by (Used in) Investing Activities

Cash used in investing activities during to the nine months ended March 31, 2024 amounted to $37,559 as compared to $782,812 during the nine months ended March 31, 2023. The Company had additions to property and equipment in the amount of $37,559 during the nine months ended March 31, 2024 as compared to a additions of $645,012 and an advance to loan receivable in the amount of $141,800 during the nine months ended March 31, 2023.

Cash Provided by (used in) From Financing Activities

Cash used in financing activities amounted to $663,897 during the nine months ended March 31, 2024 as compared to cash provided by financing activities in the amount of $249,460 during the nine months ended March 31, 2023. In the current period, the cash used in financing activities was mainly attributable to payment of lease liabilities in the amount of $564,588 (March 31, 2023 – $820,740), the payment of dividends to non-controlling interest shareholders of 2734158 Ontario Inc. in the amount of $128,406 offset by the proceeds from other deposit of $52,960. Cash provided by financing activities during the nine months ended March 31, 2023 was related to proceeds from the issuance of promissory notes and proceeds received from the other deposit.

Financings

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares.

During the nine months ended March 31, 2024 and year ended June 30, 2023, the Company did not have any common share transactions.

During the year ended June 30, 2022, the Company had the following common share transactions:

•

On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of US $0.31 per unit for gross proceeds of $2,104,246 (US $1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance.

•

On February 26, 2022 and in connection with the exercise of share purchase warrants, 700,000 common shares were issued at a price of $0.30 per share for aggregate proceeds of $210,000. In relation to this exercise, 124,788 was transferred from contributed surplus to share capital;

11 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

•

On December 17, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were issued. $923,590 was transferred from shares to be issued to share capital;

•

On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt, which included $97,500 which was outstanding to a director of the Company. These units were comprised of a common share and a share purchase warrant exercisable at $0.45 per share for a period of 24 months from the date of issuance; and

•

On August 1, 2021 and in connection with the exercise of stock-options by consultants, 200,000 common shares were issued at a price of $0.25 per share. As a result of this exercise, $25,959 was transferred from contributed surplus to share capital.

Warrants

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (years)
June 30, 2022	21,677,379	0.65	1.00
Issued	—	—	—
Exercised	—	—	—
Expired	(11,580,000)	0.40	—
June 30, 2023	10,097,379	0.65	0.58
Issued	—	—	—
Exercised	—	—	—
Expired	(3,379,379)	0.45	—
March 31, 2024	6,718,000	1.25	0.05

During the nine months ended March 31, 2024, 3,379,379 common share purchase warrants expired, unexercised. During the year ended June 30, 2023, 11,580,000 common share purchase warrants expired, unexercised. There were no common share purchase warrants issued during the nine months ended March 31, 2024 and year ended June 30, 2023.

Stock Options

On November 22, 2018, the Company’s shareholders approved and the Company adopted a rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

As at March 31, 2024 and June 30, 2023, there were no stock options issued and outstanding. During the year ended June 30, 2023, 5,100,000 stock options expired, unexercised. During the three and nine months ended March 31, 2024 and 2023, the Company expensed $nil of the fair value of the stock options.

12 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Mortgage payable

Washington Mortgage

On February 26, 2021, the Company completed the Washington Acquisition (Note 5 (a)) and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

On November 1, 2022, the Company refinancing the existing Washing Mortgage for an aggregate amount of US $725,000, less a US $7,500 interest reserve amount (the “Washington Refinance”). As a result of financing and administrative costs incurred in relation to the Washington Refinancing, along with the payment of the previous outstanding Washington Mortgage, there were no additional cash proceeds received. The refinanced Washington Mortgage has a maturity date of five years from the date of refinancing and bears interest at 9.75% for the first two years, with interest escalators in subsequent years.

As at March 31, 2024, the amount outstanding under the Washington Mortgage amounted to $941,117 (June 30, 2023 – $942,903). During the nine months ended March 31, 2024, the current portion of the Washington Mortgage amounted to $34,646 (June 30, 2023 – $31,475) and the long-term amounted to $906,471 (June 30, 2023 – $911,428). Total interest expense in relation to the Washington Mortgage amounted to $22,999 and $69,611, respectively, during the three and nine months ended March 31, 2024 (March 31, 2023 – $41,880 and $183,583, respectively).

Promissory Notes Payable

Promissory Note C – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note C-1”) in the principal amount of $527,967. The Promissory Note C-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note C-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-2”) in the principal amount of $225,000. The Promissory Note C-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note C-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-3”) in the principal amount of $196,832. The Promissory Note C-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note C-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

13 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

As at March 31, 2024, the value of these promissory notes amounted to $384,091 (June 30, 2023 – $371,033). Interest and accretion in the amount of $4,353 and $nil, respectively, and $13,058 and $nil, respectively (March 31, 2024 – $4,237 and $8,682, respectively, and $8,708 and $17,183, respectively) was recorded during the three and nine months ended March 31, 2024. These promissory notes post maturity and are in default.

As at March 31, 2024, the Company had the following short-term promissory notes to certain arm's-length parties:

Demand Notes 2023

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023 $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023. The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the three and nine months ended March 31, 2024.

As at March 31, 2024, the outstanding principal amount of the 2023 Demand Notes amounted to $1,084,000 (US $800,000) (June 30, 2023 – $1,059,200 (US $800,000)) and the outstanding accrued interest amounted to $142,475 (US $105,000) (June 30, 2023 – $139,020 (US $105,000)).

Included in the aggregate amount of 2023 Demand Notes issued during the year ended June 30, 2023 is the principal amount of $135,500 (US $100,000) and accrued interest of $20,325 (US $15,000) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

Convertible Debentures

Convertible Debentures Series– March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-4”) of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-4 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-4”) and 1,000 common share purchase warrants (the “Warrants of Series A-4”) of the Company. The Debentures of Series A-4 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-3 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-4 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-4 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-4 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

14 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

The Debenture Units of Series A-4 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to the Debenture Units of Series A-4 are added to the equity portion of convertible debt as accrued.

On May 30, 2022, the Debenture Units of Series A-4 were converted into the Convertible Debentures Series A-5 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-5. As a result of the transfer, a loss in the amount of $99,635 was recorded.

During the year ended June 30, 2023, interest of $nil was recorded in the equity portion of the convertible debt (June 30, 2022 – $45,762; June 30, 2021 – $16,512) in relation to these convertible debentures.

Convertible Debentures Series A-5 – May 30, 2022

On May 30, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-5”) of the Company for gross proceeds of $897,000 with annual interest rate of 15% and maturity on May 30, 2023.

Each Debenture Unit of Series A-5 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-5”) and 1,000 common share purchase warrants (the “Warrants of Series A-5”) of the Company. The Debentures of Series A-5 mature on May 30, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-5 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-5 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-5 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-5 entitles the holder to purchase one common share of the Company until May 30, 2023 at an exercise price of $1.25 per share.

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-4 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-4 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-5. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-4. The remaining $448,500 pertained to a settlement of outstanding Demand Loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

At initial recognition, the Debenture Units of Series A-5 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-5 are added to the equity portion of convertible debt as accrued.

15 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-5. As a result of the non-exercise of the conversion option, the Company’s Debenture Units of Series A-5 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest. Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

During the three and nine months ended March 31, 2024, interest in the amount of $33,638 and $100,913 (March 31, 2023 – $33,638 and $100,914 respectively) was recorded in relation to the outstanding convertible debentures. As at March 31, 2024, the outstanding principal amount of the convertible debentures amounted to $897,000 (June 30, 2023 – $897,000) and the outstanding accrued interest amounted to $246,676 (June 30, 2023 – $145,763).

Key Contractual Obligations

There are no other key contractual obligations as at March 31, 2024 other than leases entered into through its retail operations disclosed in details in the Company’s condensed interim consolidated financial statements.

Off Balance Sheet Arrangements

As at March 31, 2024, the Company did not have any off-Balance Sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Related party transactions as at and for the three and nine months ended March 31, 2024 and 2023 and the balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are as follows:

a)

During the three and nine months ended March 31, 2024, the Company expensed $184,083 and $549,633, respectively (March 31, 2023 – $174,000 and $504,000, respectively), in fees payable to officers and directors of the Company and its subsidiaries, and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at March 31, 2024, the Company had fees payable to officers and directors of the Company of $3,064,649 (June 30, 2023 – $2,467,695).

Contingencies

During the year ended June 30, 2023, the Company was identified as a defendant along with three other defendants (the “Other Defendants”) to a complaint in the Orange County Superior Court of California and for the State of California (the “Complaint”). The Complaint contains five causes of actions by the plaintiff (the “Plaintiff”), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants. The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint. The Company intends on defending this Compliant to the extent that a liability is imposed on the Company for the replacement of the equipment or for the monetary damages imposed on the Other Defendants. As at the date of these consolidated financial statements, it is premature, and not practical, to determine whether or not there will be any outflow and, if so, the amount of that outflow. Accordingly, no provisions have been made on the Company’s consolidated financial statements of position with respect to the Complaint.

16 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2024.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at March 31, 2024, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at March 31, 2024, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Critical Accounting Policies

These consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

17 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

18 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Basis of Consolidation

These consolidated financial statements include those of the Company and of the entities controlled by the Company (the “subsidiaries”). Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies.

Name of Subsidaries	Place of Incorporation	Ownership Interest	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars
Cordova MA Holdings, Inc.	Massachusetts, USA	100%	United States Dollars

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the expected service periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the stock options reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

19 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Compound financial instruments

Compound financial instruments issued by the Company are comprised of convertible debentures that can be converted into common shares and promissory notes payable attached with warrants. The Compound financial instruments are segregated into their debt and equity components or derivative liability components at the date of issue, in accordance with the substance of the contractual agreements. The conversion feature of the convertible promissory notes is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument. One of criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed").

If the conversion feature meets the fixed for fixed criteria, the conversion option will be classified as equity components. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of the compound financial instruments is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

If the conversion feature does not meet the fixed for fixed criteria, the conversion option will be recorded as derivative financial liability, which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is recalculated as the difference between the proceeds of the convertible promissory notes as a whole and the fair value of the derivative financial liabilities. Subsequent to initial recognition, the derivative financial liability is re-measured at fair value at the end of each reporting period with changes in fair value recognized in the statement of operation for each reporting period, while the debt component is accreted to the face value of the debt using the effective interest method.

Transaction costs are allocated to the debt and equity components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to equity components will be accounted for as a deduction from equity, net of any related income tax benefit; cost allocated to the derivative financial liability component are expensed; and cost allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the computed financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or upon expiration, when the carrying value of the equity portion is transferred to common shares or contributed surplus.

20 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Financial instruments

The Company recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument. Under IFRS 9, such financial assets or financial liabilities are initially recognized at fair value and the subsequent measurement depends on their classification.

Financial assets

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) at fair value through profit or loss (“FVTPL”).

Amortized cost - Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

Fair value through other comprehensive income - Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL - Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Financial liabilities

Under IFRS 9, financial liabilities are primarily classified at amortized cost with limited exceptions. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. The Company's accounting policy for each category is as follows:

FVTPL - This category comprises derivatives, liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term, and certain financial liabilities that were designated at FVTPL from inception.

Amortized cost - Financial liabilities are recognized initially at fair value net of directly attributable transaction costs. They are subsequently recognized at amortized cost using effective interest method with interest expense recognized on an effective yield basis.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when the Company has a legal right to offset the amounts and it intends to either settle on a net basis or realize the asset and settle the liability simultaneously.

21 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

The following table summarizes the classification of the Company’s financial instruments:

Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Other deposit	Amortized cost
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Mortgage payable	Amortized cost
Contract liability	Amortized cost
Promissory notes payable	Amortized cost
Lease liabilities	Amortized cost

IFRS 9 uses an expected credit loss impairment model which is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off.

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU").

The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Inventories

Inventories for finished cannabis goods are initially valued at cost, and subsequently at the lower of cost and net realizable value. Cost is determined using the average costing method. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

22 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Revenue

Revenue from the sale of cannabis goods is recognized when the significant risks and rewards of ownership have been transferred, generally at the date of transfer of ownership title. Revenue from the sale of goods is measured at the fair value of the consideration received.

Service revenues, including long-term marketing contracts, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for the marketing contract is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Business Environment

Compliance with Applicable State Law

Each licensee of the Intellectual Property complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess and/or distribute cannabis in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) random internal audits of the licensee’s business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection with the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, using scanners to confirm each customer’s legal age and the validity of each customer’s drivers’ license; (5) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track cannabis inventory from seed-to-sale; and (7) each licensee is contractually obligated to comply with applicable state law in connection with the cultivation, possession and/or distribution of cannabis. CordovaCann’s U.S. legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

23 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Nine Months Ended March 31, 2024

Oregon’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Oregon are classified as “ancillary” involvement in the U.S. cannabis industry.

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission regulates Oregon’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon’s cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon’s cannabis regulatory program. To the extent required by Oregon’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business.

Washington’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in Washington are classified as “ancillary” involvement in the U.S. cannabis industry.

Washington authorized the cultivation, possession and distribution of cannabis by certain licensed Washington cannabis businesses. The Washington State Liquor and Cannabis Board regulates Washington’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Washington’s cannabis regulatory program. CordovaCann only engages in transactions with Washington cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Washington in compliance with Washington’s cannabis regulatory program. To the extent required by Washington’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Washington cannabis business.

Public Securities Filings

Additional information regarding the Company is filed on SEDAR+ at www.sedarplus.ca and the United States Securities and Exchange Commission at www.edgar.gov.

24 | Page